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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51520

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Croft & Bender LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 Northside Parkway NW, Building One, Suite 100
(No. and Street)

Atlanta	Georgia	30327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theodore J. Bender III — 404-841-3131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 27 2009
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Theodore J. Bender III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Croft & Bender LLC, as of December, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GAYLE D. HARBEKE NOTARY EXPIRES GEORGIA MAY 16, 2012 PUBLIC COBB COUNTY

T Bender
Signature

Managing Director
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROFT & BENDER LLC

FINANCIAL STATEMENTS
December 31, 2008 and 2007
WITH SUPPLEMENTARY DATA
December 31, 2008

CROFT & BENDER LLC

FINANCIAL STATEMENTS
December 31, 2008 and 2007

CONTENTS

W I N D H A M B R A N N O N

INDEPENDENT AUDITOR'S REPORT

To The Members of
Croft & Bender LLC

We have audited the accompanying statements of financial condition of **Croft & Bender LLC** (a Georgia limited liability company) as of December 31, 2008 and 2007, and the related statements of income, changes in members' equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Croft & Bender LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.
Certified Public Accountants

February 5, 2009

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

CROFT & BENDER LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	2007
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 561,590	$ 1,391,140
Accounts receivable	37,167	61,998
Reimbursable expenses receivable	24,892	42,996
Prepaid rent	9,734	-
Due from related party	-	150,781
Total Current Assets	633,383	1,646,915
INVESTMENTS, at estimated fair value	-	310,156
FURNISHINGS AND EQUIPMENT, less accumulated depreciation of $319,806 in 2008 and $302,851 in 2007	79,413	100,344
OTHER ASSETS:		
Notes receivable	-	56,113
Security deposits and other assets	6,602	6,602
Total Other Assets	6,602	62,715
Total Assets	$ 719,398	$ 2,120,130
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ -	$ 23,587
Accrued expenses	49,167	-
Total Current Liabilities	49,167	23,587
ACCRUED COMPENSATION	-	203,912
DEFERRED REVENUE	-	45,535
MEMBERS' EQUITY:		
Members' capital	40,000	40,000
Retained earnings	630,231	1,922,646
Unrealized loss on investment securities	-	(115,550)
Total Members' Equity	670,231	1,847,096
Total Liabilities and Members' Equity	$ 719,398	$ 2,120,130

The accompanying notes are an integral part of these financial statements.

CROFT & BENDER LLC

STATEMENTS OF INCOME
For The Years Ended December 31, 2008 and 2007

	2008	2007
REVENUES:		
Merger and acquisition fees	$ 2,718,673	$ 5,003,828
Private placement fees	47,500	-
Financial advisory fees and other income	25,000	10,000
Management fees, net	757,766	920,872
(Loss)/gain on investment	(172,938)	148,577
Total Revenue	3,376,001	6,083,277
OPERATING EXPENSES:		
Salary and benefits expense	2,666,151	3,741,771
Office expense	155,755	172,028
Professional fees	152,963	240,872
Occupancy expense	99,188	124,216
Business development expense	84,411	87,246
Other operating expenses	68,572	71,193
Bad debt expense	51,158	11,396
Depreciation	23,116	27,433
Total Operating Expenses	3,301,314	4,476,155
Operating Income	74,687	1,607,122
OTHER INCOME AND (EXPENSES)		
Interest income	32,898	64,877
NET INCOME	$ 107,585	$ 1,671,999

The accompanying notes are an integral part of these financial statements.

CROFT & BENDER LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
For The Years Ended December 31, 2008 and 2007

	Members' Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Members' Equity
BALANCE, December 31, 2006	$ 40,000	$ 1,590,647	$ (54,701)	$ 1,575,946
Comprehensive Income:				
Net income	-	1,671,999	-	1,671,999
Other comprehensive income -				
Change in unrealized gain on investment securities	-	-	41,671	41,671
Realized gain on sale of investment securities	-	-	(148,577)	(148,577)
Change in deferred compensation related to investment securities	-	-	46,057	46,057
Total Comprehensive Income				1,611,150
Distributions to members	-	(1,340,000)	-	(1,340,000)
BALANCE, December 31, 2007	$ 40,000	$ 1,922,646	$ (115,550)	$ 1,847,096
Comprehensive Income:				
Net income	-	107,585	-	107,585
Other comprehensive income -				
Change in unrealized loss on investment securities	-	-	115,550	115,550
Total Comprehensive Income				223,135
Distributions to members	-	(1,400,000)	-	(1,400,000)
BALANCE, December 31, 2008	$ 40,000	$ 630,231	$ -	$ 670,231

The accompanying notes are an integral part of these financial statements.

CROFT & BENDER LLC

STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2008 and 2007

		2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$	107,585	$ 1,671,999
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		23,116	27,433
Realized loss on investments		172,938	-
Bad debt expense		51,158	11,396
Changes in:			
Accounts receivable		6,538	349,454
Prepaid rent		(9,734)	-
Reimbursable expenses receivable		18,104	(21,693)
Notes receivable		1,000	-
Due from related party		150,781	(144,331)
Accrued compensation		(203,912)	(46,057)
Accrued payroll		49,167	-
Deferred revenue		(23,287)	-
Accounts payable		(23,587)	(18,934)
Net Cash Provided By Operating Activities		319,867	1,829,267
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of furnishings and equipment		(2,185)	(30,471)
Redemption of warrants		171,924	46,057
Proceeds from sale of investments		80,844	-
Purchase of common stock		-	(80,844)
Net Cash Used In Investing Activities		250,583	(65,258)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Distributions to members		(1,400,000)	(1,340,000)
NET INCREASE IN CASH		(829,550)	424,009
CASH, BEGINNING OF YEAR		1,391,140	967,131
CASH, END OF YEAR	$	561,590	$ 1,391,140

(Continued)

CROFT & BENDER LLC

STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2008 and 2007

SUPPLEMENTAL CASH FLOW DISCLOSURES

INTEREST AND INCOME TAXES PAID	$ -	$ -

SUPPLEMENTAL DISCLOSURES OF NON-CASH TRANSACTIONS:

In 2006, the Company recorded a net unrealized loss on investment securities in the amount of $106,906. The Company has compensation arrangements with the owners and certain employees and allocation arrangements with the Funds under certain circumstances which fluctuate based on the market value of certain investments and will be paid out when the investments are liquidated. As of December 31, 2007, the accrued compensation liability related to this future compensation and Fund allocation expense amounted to $203,912.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Croft & Bender LLC (the "Company") began operations in 1996 as an investment banking firm engaged in the business of providing merger and acquisition, capital raising and other financial advisory services. The Company also organized and manages C&B Capital I, L.P. ("Fund I") and C&B Capital II, L.P. and a parallel partnership, C&B Capital II (PF), L.P. (collectively referred to as "Fund II"), private equity investment partnerships collectively referred to herein as the "Funds". The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority as a broker-dealer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and, as such, its earnings and income taxes flow through directly to the members. Differences exist in the book and tax basis of assets and liabilities, primarily related to differences in revenue recognition policies for financial reporting and for tax purposes.

The Financial Accounting Standards Board ("FASB") has issued Interpretation No. 48 ("FIN 48"), which clarifies generally acceptable accounting principles for recognition, measurement, presentation and disclosure relating to uncertain tax positions. As permitted by FIN 48 (as amended), the Company has elected to defer the application of FIN 48 until issuance of its December 31, 2009 financial statements. For financial statements covering periods prior to 2009, the Company evaluates uncertain tax positions in accordance with existing U.S. generally accepted accounting principles and makes such disclosures as might be required thereunder.

Revenue and Expense Recognition

The Company enters into engagement agreements primarily with corporate clients to provide merger and acquisition, capital raising, and other financial advisory services. These engagements may span one or more years. Revenue is generated through retainer and other project fees for advisory services, and success fees for completed private placement financings and merger and acquisition transactions. Financial advisory fees and private placement fees are considered to be earned when the terms of the agreement have been satisfied. Contingent fees related to successful financing and merger and acquisition transactions are recognized when the transactions are closed. During 2008, revenue was recognized from approximately 17 clients, and two clients accounted for approximately 29% of revenues, excluding management fees. Approximately nine financing and merger and acquisition engagement agreements with various clients were open at December 31, 2008. During 2007, revenue was recognized from approximately 24 clients, and four clients accounted for approximately 49% of revenues, excluding management fees. Approximately 11 financing and merger and acquisition engagement agreements with various clients were open at December 31, 2007.

Through a management agreement with each of the Funds, the Company provides management and advisory services and receives management fees based on (i) total capital commitments of the limited partners of the Funds during the initial investment period (five years from the final closing) and (ii) thereafter, on total capital contributions of the limited partners actually used to make portfolio investments, less the amount of such capital contributions attributable to the Fund's disposed investments. Management fees are paid quarterly in advance and are recognized as they are earned by the daily performance of management functions.

Direct expenses that are reimbursable by clients are typically recorded as a receivable when incurred and are billed to the client periodically. Reimbursable expenses are written off when they are deemed to be unbillable or uncollectible. This method differs from U.S. generally accepted accounting principles, which calls for recording billable reimbursable expenses as revenue. Management considers the effect to be immaterial.

Cash

Cash represents withdrawable deposits in banks located in Georgia. For purposes of the statement of cash flows, the Company considers all short-term liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist of bank certificates of deposit. From time to time, balances may exceed insured amounts.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services, including raising capital and assisting companies with mergers and acquisitions, and are stated at the amount the Company expects to collect and do not bear interest. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered.

Investments

Investments consist of equity securities, primarily those issued by the Company's clients. Investments that are not readily marketable and for which a fair value cannot reasonably be determined are carried at cost unless a permanent impairment of value is identified. If an active quoted market exists for securities, those securities are carried at estimated fair value.

Warrants

Warrants representing partial payment for the Company's services are sometimes issued by clients to the Company by such clients. During 2008, the Company recognized $544,593 in revenues as a result of exercising warrants and subsequently selling the shares received. At December 31, 2008 and 2007, the Company was the holder of warrants which were considered to not be readily marketable, expire on various dates through 2015, have an aggregate exercise price of approximately $1.5 million and $1.8 million, respectively, and had estimated fair value of $203,912 and $0 as of December 31, 2007 and 2008, respectively. The warrants, though held by and in the name of the Company, have been allocated as accrued compensation to the owners, to certain employees and in some cases to Fund I. Warrants, and the underlying securities to be received upon exercise of the warrants, are generally carried at no value unless an estimated fair value is determinable.

Furnishings and Equipment

Furnishings and equipment, carried at cost less accumulated depreciation, consists of leasehold improvements, furniture and fixtures, and office equipment. Depreciation is provided using straight-line and accelerated methods over useful lives of three to the life of the existing lease.

2. INVESTMENTS

At December 31, 2008 and 2007, investments were as follows:

Not Readily Marketable Securities

	Cost	Fair Value
2007	$ 180,543	$ 284,756
2008	-	-

Readily Marketable Securities

	Cost	Fair Value
2007	$ 46,550	$ 25,400
2008	-	-

3. RELATED PARTY TRANSACTIONS

The members of the Company are also the principal owners, and managing partners, of two companies, each of which is the general partner of one of the two Funds. Total management fees of $757,766 and $920, 872 were earned from the Funds in 2008 and 2007, respectively. Such fees were net of credits of $8,115 and $59,167 for 2008 and 2007, respectively, which were allocated to the Funds by the Company related to transaction fees earned by the Company on transactions with a client in which a Fund invested.

The members of the Company and other key employees may sit on the boards of directors of some of the clients of the Company. The Company may from time to time enter into commercial arrangements with clients or vendors which have board members or employees that are related to members of the Company.

The Company and its members guarantee a $500,000 line of credit made available to C&B Capital I, L.P. by a commercial bank. The line of credit held by Fund I had a balance of $0 at December 31, 2008 and a maturity date of April 10, 2009.

The Company and its members guarantee a $1.5 million line of credit made available to C&B Capital II, L.P. by a commercial bank. The line of credit held by Fund II had a balance of $0 at December 31, 2008 and a maturity date of April 10, 2009.

At December 31, 2007, the Company was owed $6,450 from the Funds due to organization costs incurred. This amount was repaid during 2008.

4. SIMPLIFIED EMPLOYEE PENSION PLAN

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. Employees contribute voluntarily to the plan through salary reductions. The Company may contribute discretionary amounts as part of the employees' incentive compensation. The Company's contributions to the plan were $72,667 and $103,988 in 2008 and 2007, respectively.

5. LEASES

The Company has various operating lease agreements for office space and certain office equipment. Rental expense was $109,496 and $132,032 for 2008 and 2007, respectively. As of December 31, 2008, the minimum future rental payments under these leases are as follows:

Year	Amount
2009	$ 141,028
2010	137,234
2011	126,846
2012	6,540
Total minimum future rental payments	$ 411,648

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2008, the ratio of aggregate indebtedness to net capital was .10 to one, and net capital was $512,423 which was $507,423 more than required. At December 31, 2007, the ratio of aggregate indebtedness to net capital was 0.24 to one, and net capital was $1,118,106, which was $1,113,106 more than required.

W I N D H A M   B R A N N O N

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY DATA

To The Members of
Croft & Bender LLC

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2008, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon P.C.
Certified Public Accountants

February 5, 2009

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

CROFT & BENDER LLC

SUPPLEMENTARY DATA
December 31, 2008

COMPUTATION OF NET CAPITAL

Members' equity, December 31, 2008	$	670,231
Less non-allowable assets		(157,808)
Net Capital	$	512,423

RECONCILIATION OF MEMBERS' EQUITY

Members' equity, Form 17A-5, Part IIA	$	910,535
Audited financial statement adjustments		(240,304)
Members' Equity per Audited Financial Statements	$	670,231

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$	572,926
Audited financial statement adjustments to non-allowable assets		(60,503)
Net Capital Per Audited Financial Statements	$	512,423

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and other liabilities	$	49,167
Total Aggregate Indebtedness	$	49,167
Ratio of Aggregate Indebtedness to Net Capital		.10 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to Croft & Bender LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. Croft & Bender LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members of
Croft & Bender LLC

In planning and performing our audit of the financial statements and supplementary data of **Croft & Bender LLC** (the "Company"), for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010 www.windhambrannon.com

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exits when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be a material weakness, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Croft & Bender LLC as of and for the years ended December 31, 2008 and this report does not affect our report thereon dated February 5, 2009. During 2008, the Company engaged a contract accountant. The accountant was not sufficiently knowledgeable about the Company and lacked sufficient accounting expertise relating to the Company's business. As a result, material financial statement adjustments were identified and recorded during the financial statement audit. We understand that the Company has hired a new accountant.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.
Certified Public Accountants

February 5, 2009